Exhibit 12.1
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Thirteen
	Weeks
	Ended		Year Ended
	4/29/06		1/28/06		1/29/05		1/31/04		2/1/03		2/2/02
Earnings	(in thousands except ratios)

Loss before income taxes, minority interest and equity earnings	$(47,242)		$(93,260)		$(31,876)		$(6,937)		$(2,682)		$(46,387)
Fixed charges (as below)	17,076		80,288		87,277		81,299		80,541		67,533

Total (loss) earnings	$(30,166)		$(12,972)		$55,401		$74,362		$77,859		$21,146

Fixed Charges

Interest expense	$4,130		$27,861		$39,206		$38,714		$39,690		$31,444
Estimated interest element in minimum rent expense (1)	12,946		52,427		48,071		42,585		40,851		36,089

Total fixed charges	$17,076		$80,288		$87,277		$81,299		$80,541		$67,533

Ratio of (loss) earnings to fixed charges	(1.77	)(2)	(0.16	)(3)	0.63	(4)	0.91	(5)	0.97	(6)	0.31	(7)

(1)	Interest component is estimated to be one-third of minimum rent expense.

(2)	For the thirteen weeks ended April 29, 2006 the earnings to cover fixed charges were deficient by $47,242,000.

(3)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $93,260,000.

(4)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(5)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(6)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(7)	For the year ended February 2, 2002 the earnings to cover fixed charges were deficient by $46,387,000.